UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 8)

AgroFresh Solutions, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

00856G109

(CUSIP Number)

Stacy L. Fox, Esq.

General Counsel and Secretary

DowDuPont Inc.

974 Centre Road

Wilmington, DE 19805

(302) 774-1000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copy to:

Amy E. Wilson

The Dow Chemical Company

2211 H.H. Dow Way

Midland, MI 48674

October 16, 2018

(Date of Event which Requires Filing of this Amendment No. 8)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Securities Exchange Act”) or otherwise subject to the liabilities of that section of the Securities Exchange Act but shall be subject to all other provisions of the Securities Exchange Act (however, see the Notes).

CUSIP No. 00856G109

1.	Name of Reporting Person DowDuPont Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only:
4.	Source of Funds (See Instructions): WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially by Owned by Each Reporting Person With	7.	Sole Voting Power: 0 (See Item 5)
	8.	Shared Voting Power: 23,254,313
	9.	Sole Dispositive Power: 0 (See Item 5)
	10.	Shared Dispositive Power: 23,254,313
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 23,254,313
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11): 43.48% (1)
14.	Type of Reporting Person (See Instructions): CO

(1)

The percentage set forth in row (13) is based on 50,486,962 outstanding shares of common stock, par value $0.0001 per share, of AgroFresh Solutions, Inc. as of August 2, 2018, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2018 filed with the Securities and Exchange Commission on August 15, 2018.

CUSIP No. 00856G109

1.	Name of Reporting Person The Dow Chemical Company
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only:
4.	Source of Funds (See Instructions): WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially by Owned by Each Reporting Person With	7.	Sole Voting Power: 0 (See Item 5)
	8.	Shared Voting Power: 23,254,313
	9.	Sole Dispositive Power: 0 (See Item 5)
	10.	Shared Dispositive Power: 23,254,313
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 23,254,313
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11): 43.48% (1)
14.	Type of Reporting Person (See Instructions): CO

(1)

The percentage set forth in row (13) is based on 50,486,962 outstanding shares of common stock, par value $0.0001 per share, of AgroFresh Solutions, Inc. as of August 2, 2018, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2018 filed with the Securities and Exchange Commission on August 15, 2018.

SCHEDULE 13D

This Amendment No. 8 to Schedule 13D (“Amendment No. 8”) amends and supplements the Schedule 13D filed by The Dow Chemical Company (“Dow”) on August 10, 2015, as amended by Amendment No. 1 to Schedule 13D (“Amendment No. 1”) filed by Dow on May 12, 2016, as amended by Amendment No. 2 to Schedule 13D (“Amendment No. 2”) filed by Dow on April 12, 2017, as amended by Amendment No. 3 to Schedule 13D (“Amendment No. 3”) filed by the Reporting Persons on September 8, 2017, as amended by Amendment No. 4 to Schedule 13D (“Amendment No. 4”) filed by the Reporting Persons on May 3, 2018, as amended by Amendment No. 5 to Schedule 13D (“Amendment No. 5”) filed by the Reporting Persons on July 6, 2018, as amended by Amendment No. 6 to Schedule 13D (“Amendment No. 6”) filed by the Reporting Persons on September 4, 2018, and as amended by Amendment No. 7 to Schedule 13D (“Amendment No. 7”) filed by the Reporting Persons on September 25, 2018 relating to the Common Stock of the Issuer (as so amended through Amendment No. 7, the “Schedule 13D”). Unless otherwise indicated, all capitalized terms in this Amendment No. 8 have the meanings set forth in the Schedule 13D. This Amendment No. 8 amends and supplements the Schedule 13D to include the information set forth below. Except as specifically provided herein, this Amendment No. 8 does not modify any of the information previously reported in the Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following paragraph.

Since the filing of Amendment No. 7 to Schedule 13D, Dow has acquired an aggregate of 559,690 additional shares of Common Stock for an aggregate purchase price of $3,501,780.35. The source of the funds to make such purchases came from Dow’s working capital.

Item 5.	Interest in Securities of the Issuer

(a)    As of the date hereof, the Reporting Persons beneficially own 20,254,313 shares of Common Stock, representing 40.12% of the Issuer’s outstanding Common Stock, and 3,000,000 warrants to purchase Common Stock, each to purchase one share of Common Stock. If the Reporting Persons were to exercise its warrants to purchase Common Stock and no other person exercised warrants to purchase Common Stock held by that person, the Reporting Persons would beneficially own 23,254,313 shares of Common Stock, representing 43.48% of the Issuer’s outstanding Common Stock. The percentage set forth in this Item 5 is based on 50,486,962 outstanding shares of Common Stock of AgroFresh Solutions, Inc. as of August 2, 2018, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2018 filed with the Securities and Exchange Commission on August 15, 2018. To the best of the Reporting Person’s knowledge, none of the persons whose names are listed on Appendix A beneficially owns any shares of Common Stock.

The Reporting Persons each have indirect beneficial ownership of the 23,254,313 shares of Common Stock, which Common Stock is directly owned by Rohm & Haas Company, a wholly owned subsidiary of Dow (“R&H”).

(c)    During the past 60 days, the Reporting Persons acquired beneficial ownership of 1,457,320 shares of the Issuer’s Common Stock through acquisitions made between August 18, 2018 and October 16, 2018 on the open market on account of R&H at prices ranging from $5.38 per share to $6.87 per share (exclusive of any fees, commissions or other expenses). Upon request, the Reporting Persons hereby undertake to provide to the Issuer, any stockholder of the Issuer or the Staff of the SEC, full information regarding the number of shares of the Issuer’s Common Stock purchased and the prices of each trade within the ranges set forth in this Item 5(c).

Except as described in this Amendment No. 8, none of the Reporting Persons has effected any transaction in shares of Common Stock of the Issuer during the past 60 days. To the knowledge of the Reporting Persons, there have been no transactions by any of the Scheduled Persons in shares of Common Stock during the past 60 days.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of October 17, 2018

DOWDUPONT INC.

By:	/s/ Amy E. Wilson
	Name:	Amy E. Wilson
	Title:	Assistant Secretary

THE DOW CHEMICAL COMPANY

By:	/s/ Amy E. Wilson
	Name:	Amy E. Wilson
	Title:	Corporate Secretary and
General Counsel